SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                            (AMENDMENT NO. ___)*


                      CONVERGENCE COMMUNICATIONS, INC.
                              (Name of Issuer)

                  Common Stock, par value $0.001 per share
                       (Title of Class of Securities)

                                    None
                               (CUSIP Number)


                          Michael E. Cahill, Esq.
                    Managing Director & General Counsel
                            The TCW Group, Inc.
                    865 South Figueroa Street, Ste. 1800
                       Los Angeles, California 90017
                               (213) 244-0000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              October 18, 1999
          (Date of Event which Requires Filing of this Statement)



 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ( )

 NOTE: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on following pages)
                            (Page 1 of 28 Pages)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

 CUSIP No.  None                            Page   2   of    28    Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THE TCW GROUP, INC.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  ( )
                                                              (b)  (X)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

      Not Applicable

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada

 NUMBER OF           7    SOLE VOTING POWER

 SHARES
                     8    SHARED VOTING POWER
 BY                                     2,000,000

 EACH                9    SOLE DISPOSITIVE POWER

 REPORTING
                    10    SHARED DISPOSITIVE POWER
 PERSON WITH                              2,000,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000,000   (See Item 5)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        (X)

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%   (See Item 5)

 14   TYPE OF REPORTING PERSON*

       HC, CO

      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                SCHEDULE 13D

 CUSIP No. None                         Page   3   of  28       Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ROBERT A. DAY

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  ( )
                                                              (b)  (X)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

      Not applicable

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                               ( )


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

 NUMBER OF                      7    SOLE VOTING POWER

 SHARES
                                8    SHARED VOTING POWER
 BY                                               2,000,000

 EACH                           9    SOLE DISPOSITIVE POWER

 REPORTING
                                10   SHARED DISPOSITIVE POWER
 PERSON WITH                                        2,000,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000,000   (See Item 5)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        (X)

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%   (See Item 5)

 14   TYPE OF REPORTING PERSON*

      IN, HC

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                SCHEDULE 13D

 CUSIP No. None                            Page   4    of   28       Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TCW INVESTMENT MANAGEMENT COMPANY

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  ( )
                                                              (b)  (X)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

      Not Applicable

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA

 NUMBER OF                     7    SOLE VOTING POWER

 SHARES
                               8    SHARED VOTING POWER
 BY                                             2,000,000

                               9    SOLE DISPOSITIVE POWER
 EACH

 REPORTING                     10   SHARED DISPOSITIVE POWER
                                                 2,000,000
 PERSON WITH

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000,000   (See Item 5)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        (X)

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       14.6% (See Item 5)

 14   TYPE OF REPORTING PERSON*

      HC, CO, IA

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                SCHEDULE 13D

 CUSIP No.  None                           Page   5   of   28     Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TCW ADVISORS, INC.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  ( )
                                                             (b)  (X)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

      Not Applicable

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK

 NUMBER OF                      7    SOLE VOTING POWER

 SHARES
                                8    SHARED VOTING POWER
 BY                                             2,000,000

 EACH                           9    SOLE DISPOSITIVE POWER

 REPORTING
                               10    SHARED DISPOSITIVE POWER
 PERSON WITH                                     2,000,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000,000   (See Item 5)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        (X)

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%   (See Item 5)

 14   TYPE OF REPORTING PERSON*

      HC, CO, IA

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

 CUSIP No.  None                         Page   6   of  28       Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TCW PRIVATE EQUITY HOLDINGS CORP.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  ( )
                                                              (b)  (X)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

      WC

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                             ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK

 NUMBER OF                      7    SOLE VOTING POWER

 SHARES
                                8    SHARED VOTING POWER
 BY                                            2,000,000

 EACH                           9    SOLE DISPOSITIVE POWER

 REPORTING
                               10    SHARED DISPOSITIVE POWER
 PERSON WITH                                     2,000,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000,000   (See Item 5)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        (X)

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.6%   (See Item 5)

 14   TYPE OF REPORTING PERSON*

       HC, CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                SCHEDULE 13D

 CUSIP No.  None                              Page   7   of 28       Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BAEZA & CO., L.L.C.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  ( )
                                                              (b)  (X)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

      Not Applicable

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

 NUMBER OF                      7    SOLE VOTING POWER

 SHARES
                                8    SHARED VOTING POWER
 BY                                            2,000,000

 EACH                           9    SOLE DISPOSITIVE POWER

 REPORTING
                               10    SHARED DISPOSITIVE POWER
 PERSON WITH                                    2,000,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,000,000   (See Item 5)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        (X)

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%   (See Item 5)

 14   TYPE OF REPORTING PERSON*

      OO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                SCHEDULE 13D

 CUSIP NO.   NONE                       PAGE   8   OF   28      PAGES

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MARIO L. BAEZA

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  ( )
                                                              (b)  (X)
 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

      Not Applicable

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                 ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

 NUMBER OF                       7    SOLE VOTING POWER

 SHARES
                                 8    SHARED VOTING POWER
 BY                                               2,000,000

 EACH                            9    SOLE DISPOSITIVE POWER

 REPORTING
                                10   SHARED DISPOSITIVE POWER
 PERSON WITH                                      2,000,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000,000   (See Item 5)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        (X)

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.6%   (See Item 5)

 14   TYPE OF REPORTING PERSON*

      IN, HC

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                SCHEDULE 13D

 CUSIP No. None                          Page   9   of   28      Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TCW/LATIN AMERICA MANAGEMENT PARTNERS, LLC

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  ( )
                                                              (b)  (X)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

      AF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                           ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

 NUMBER OF                      7    SOLE VOTING POWER

 SHARES                         8    SHARED VOTING POWER
                                                2,000,000

 BY                             9    SOLE DISPOSITIVE POWER

 EACH
                               10   SHARED DISPOSITIVE POWER
 REPORTING                                       2,000,000

 PERSON WITH

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000,000   (See Item 5)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        (X)

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%   (See Item 5)

 14   TYPE OF REPORTING PERSON*

      OO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                SCHEDULE 13D

 CUSIP No. None                         Page   10   of  28        Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TCW/LATIN AMERICA PRIVATE EQUITY PARTNERS, L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  ( )
                                                              (b)  (X)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

      OO, AF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

 NUMBER OF                      7    SOLE VOTING POWER

 SHARES
                                8    SHARED VOTING POWER
 BY                                            2,000,000

 EACH                           9    SOLE DISPOSITIVE POWER

 REPORTING
                               10   SHARED DISPOSITIVE POWER
 PERSON WITH                                   2,000,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,000,000   (See Item 5)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        (X)

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.6%   (See Item 5)

 14   TYPE OF REPORTING PERSON*

      PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                SCHEDULE 13D

 CUSIP No. None                      Page   11   of  28       Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TCW/LATIN AMERICA PARTNERS, LLC

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  ( )
                                                              (b)  (X)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      AF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                           ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

 NUMBER OF                      7    SOLE VOTING POWER

 SHARES
                                8    SHARED VOTING POWER
 BY                                            2,000,000

 EACH                           9    SOLE DISPOSITIVE POWER

 REPORTING
                               10   SHARED DISPOSITIVE POWER
 PERSON WITH                                  2,000,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,000,000   (See Item 5)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        (X)

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.6%   (See Item 5)

 14   TYPE OF REPORTING PERSON*
      00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                SCHEDULE 13D

 CUSIP No. None
           Page    12  of  28       Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TCW/CCI HOLDING LLC

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  ( )
                                                              (b)  (X)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      AF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

 NUMBER OF                      7    SOLE VOTING POWER

 SHARES
                                8    SHARED VOTING POWER
 BY                                              2,000,000

 EACH                           9    SOLE DISPOSITIVE POWER

 REPORTING
                               10    SHARED DISPOSITIVE POWER
 PERSON WITH                                     2,000,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,000,000   (See Item 5)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        (X)

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.6%   (See Item 5)

 14   TYPE OF REPORTING PERSON*
      OO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


 Item 1.   Security and Issuer

 This Statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Convergence Communications, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 102 West 500 South, Suite 320, Salt Lake City, Utah 84101.

 Item 2.   Identity and Background

 This Statement is filed on behalf of

      (1)  The TCW Group, Inc., a Nevada corporation ("TCWG");

      (2)  Robert A. Day, an individual;

      (3) TCW Investment Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TIMCO");

      (4) TCW Advisors, Inc., a New York corporation and wholly-owned subsidiary of TIMCO ("TCW Advisors");

      (5) TCW Private Equity Holdings Corp., a New York corporation and wholly owned subsidiary of TCW Advisors ("TCW PEH");

      (6) Baeza & Co., L.L.C., a Delaware limited liability company wholly owned by Mario L. Baeza ("Baeza & Co.");

      (7)  Mario L. Baeza, an individual;

      (8) TCW/Latin America Partners, L.L.C., a Delaware limited liability company, the two members of which are TCW PEH and Baeza & Co. ("TCW/LAP");

      (9) TCW/Latin America Management Partners, L.L.C., a Delaware limited liability company, the managing member of which is TCW/LAP ("TCW/LAMP");

      (10) TCW/Latin America Private Equity Partners, L.P., a Delaware limited partnership of which TCW/LAMP is the general partner, acting through TCW/LAP ("TCW/LAPEP");

      (11) TCW/CCI Holding LLC, a Delaware limited liability company, wholly owned by TCW/LAPEP ("TCW/CCI");

 TCWG, Robert Day, TIMCO, TCW Advisors and TCW PEH are referred to herein as the "TCW Related Entities". The TCW Related Entities and Baeza & Co., TCW/LAP, TCW/LAMP, TCW/LAPEP and TCW/CCI are hereinafter collectively referred to as the "Reporting Persons".

 Mr. Day acts as Chairman of the Board and Chief Executive Officer of TCWG. Additionally, Mr. Day may be deemed to control TCWG, although he disclaims control and disclaims beneficial ownership of any securities owned by the Reporting Persons.

 Mr. Baeza acts as Chairman and Chief Executive Officer and is the sole owner of Baeza & Co. Mr. Baeza disclaims beneficial ownership of any securities owned by the Reporting Persons.

 TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TIMCO is an investment advisor and provides investment advice and management services to institutional and individual investors. TCW Advisors is an investment advisor and provides investment advice and management services to institutional and individual investors. TCW PEH is a holding company which holds TCW's interest in TCW LAP. TCW/LAMP, acting through TCW/LAP, is the general partner of TCW/LAPEP. TCW/LAPEP is a limited partnership which is set up to invest in private equities of Latin America companies. TCW/CCI is the investment vehicle used to purchase securities of the Issuer. The address of the principal business and principal office for the TCW Related Entities other than Robert Day, TCW Advisors and TCW PEH is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. The address of the principal business and principal office for the other Reporting Persons is 200 Park Avenue, Suite 2100, New York, New York 10166.

 (a)-(c) & (f)

      (i) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017, except that the principal business address for Robert A. Day is 200 Park Avenue, Suite 2100, New York, New York 10166. Each executive officer is a citizen of the United States of America unless otherwise specified below:

 Executive Officers
 ------------------

 Robert A. Day            Chairman of the Board & Chief Executive Officer
 Ernest O. Ellison        Vice Chairman of the Board
 Marc I. Stern            President
 Alvin R. Albe, Jr.       Executive Vice President, Finance & Administration
 Thomas E. Larkin, Jr.    Executive Vice President & Group Managing Director
 Michael E. Cahill        Managing Director, General Counsel & Secretary
 William C. Sonneborn     Managing Director, Chief Financial Officer &
                            Assistant Secretary

 Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

      (ii) The executive officers and directors of TIMCO are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017, except that the principal business address for Robert A. Day is 200 Park Avenue, Suite 2100, New York, New York 10166. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

 Directors
 ---------
 Alvin R. Albe, Jr.       Director
 Robert A. Day            Director, Chairman
 Thomas E. Larkin, Jr.    Director
 Marc L. Stern            Director

 Executive Officers
 ------------------
 Robert A. Day            Chairman of the Board & Chief Executive Officer
 Thomas E. Larkin, Jr.    Vice Chairman
 Marc L. Stern            Vice Chairman
 Alvin R. Albe, Jr.       President
 Ernest O. Ellison        Chairman, Investment Policy Committee
 Michael E. Cahill        Managing Director, General Counsel & Secretary
 William C. Sonneborn     Managing Director, Chief Financial Officer &
                            Assistant Secretary

      (iii) The executive officers and directors of TCW Advisors are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017, except that the principal business address for Robert A. Day is 200 Park Avenue, Suite 2100, New York, New York 10166. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

 Directors
 ---------
 Alvin R. Albe, Jr.       Director
 Robert A. Day            Director, Chairman
 Thomas E. Larkin, Jr.    Director
 Marc I. Stern            Director

 Executive Officers
 ------------------
 Robert A. Day            Chairman of the Board & Chief Executive Officer
 Thomas E. Larkin, Jr.    Vice Chairman
 Marc I. Stern            Vice Chairman
 Alvin R. Albe, Jr.       Executive Vice President, Finance & Administration
 Michael E. Cahill        Managing Director, General Counsel & Secretary
 William C. Sonneborn     Managing Director, Chief Financial Officer &
                            Assistant Secretary

      (iv) The executive officers and directors of TCW PEH are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

 Directors
 ---------
 Alvin R. Albe, Jr.       Director
 Marc I. Stern            Director

 Executive Officers
 ------------------
 Marc I. Stern            President
 Alvin R. Albe, Jr.       Executive Vice President, Finance & Administration
 William C. Sonneborn     Managing Director, Chief Financial Officer, and
                            Treasurer
 Michael E. Cahill        Managing Director, General Counsel and Assistant
                            Secretary

      (v) The sole managing member of Baeza & Co. is Mario L. Baeza, who is also the sole executive officer and director. The principal business address for Mr. Baeza is 123 Hillside Avenue, Englewood, NJ 07631. Mr. Baeza is a citizen of the United States of America.

 Executive Officer
 -----------------
 Mario L. Baeza      Chairman, CEO & Director

      (vi) The executive officers and members of the Management Committee of TCW/LAP are listed below. The principal business address for each executive officer and member is 200 Park Avenue, Suite 2100, New York, New York 10166. Each executive officer and member is a citizen of the United States of America unless otherwise specified below:

 Executive Officers and Members of the Management Committee
 ----------------------------------------------------------

 Carlos Christensen       Managing Director and Member of the Management
                            Committee
 Alfonso Bahamonde        Managing Director and Member of the Management
                            Committee
 Mario Baeza              Chairman and CEO and Member of the Management
                            Committee
 Marc Stern               Member of the Management Committee
 Raymond Henze            Member of the Management Committee

      (vii) The executive officers of TCW/LAMP are listed below. The principal business address for each executive officer is 200 Park Avenue, Suite 2100, New York, New York 10166. Each executive officer is a citizen of the United States of America unless otherwise specified below.

 Executive Officers
 ------------------
 Carlos Christensen  Managing Director
 Alfonso Bahamonde   Managing Director
 Mario Baeza         Chairman and CEO

 The managing member of TCW/LAMP is TCW/LAP.

      (viii) TCW/LAPEP is a limited partnership whose general partner is TCW/LAMP, acting through TCW/LAP as managing general partner.

      (ix) The executive officers of TCW/CCI are listed below. The principal business address for each executive officer is 200 Park Avenue, Suite 2100, New York, New York 10166. Each executive officer is a citizen of the United States of America unless otherwise specified below:

 Executive Officers
 ------------------
 Carlos Christensen       Managing Director
 Alfonso Bahamonde        Managing Director
 Mario Baeza              Chairman and CEO
 Giorgio Boero            Managing Director

 The sole member of TCW/CCI is TCW/LAPEP.

 (d)-(e)

 During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.   Source and Amount of Funds or Other Consideration

 On October 18, 1998 the Issuer sold 2,000,000 shares of the Issuer's Series C Convertible Preferred Stock, par value $0.001 per share to TCW/CCI (the "TCW/CCI Preferred Stock") at a purchase price of $7.50 per share for an aggregate amount of $15,000,000 in cash. Substantially all the funds for the acquisition of the TCW/CCI Preferred Stock were obtained from the limited partners of TCW/LAPEP.

 Item 4.   Purpose of Transaction

 The Reporting Parties have obtained their interest in the Issuer as an investment, having only those rights to participate in the management of the Issuer set forth in the CCI Shareholders Agreement, dated as of October 18, 1999 (the "Shareholders Agreement"), entered into by the Issuer, TCW/CCI and certain other shareholders of the Issuer in connection with their acquisition of securities of the Issuer. The Shareholders Agreement is described in Section 6. Also described in Section 6 are various agreements between the Issuer and TCW/CCI and, in some cases, others providing for the acquisition by TCW/CCI of additional securities of the
 Issuer.   Except as set forth elsewhere in this Schedule 13D, TCW/CCI and the other Reporting Parties have made no proposals and have entered into no agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing review of investment alternatives, the Reporting Parties may consider such matters in the future and, subject to applicable laws, may formulate a plan with respect to such matters subject to applicable law, and, from time to time, the Reporting Parties may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

 Item 5.   Interest and Securities of the Issuer

      (a) As of the date of this Schedule 13D, TCW/CCI holds 2,000,000 shares of Convertible Preferred Stock ("TCW/CCI Preferred Stock") and no shares of Common Stock. The Convertible Preferred Stock votes on a one-for-one basis with the Common Stock and is convertible at the option of the holder on a one-for-one basis (subject to certain anti-dilution adjustments) into shares of Common Stock, and is subject to mandatory conversion on the same basis upon the occurrence of either of the following: (i) all the parties to the Shareholders Agreement (as defined in Item 6, below), acting together transfer their Issuer securities for cash or publicly traded securities, or (ii) there occurs a registered public offering of the Issuer's securities meeting certain requirements. The TCW/CCI Preferred Stock, if converted into Common Stock, would represent approximately 14.6% of the Common Stock and, assuming the other shares of the Issuer's Series C Convertible Preferred Stock were also converted into Common Stock, would represent approximately 11.0% of the Common Stock.

 Each of the Reporting Parties, other than TCW/CCI, as a parent corporation or partnership or as a general partner or member of other Reporting Parties, may be deemed to beneficially own the TCW/CCI Preferred Stock. Each of TCWG, Robert Day, TIMCO, TCW Advisors, TCW PEH, Baeza & Co. and Mario L. Baeza disclaim beneficial ownership of the TCW/CCI Preferred Stock and any Common Stock reported herein and the filing of this Statement shall not be construed as an admission that such entities and individuals are the beneficial owners of any securities covered by this Statement.

 Pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), to the extent a "group" is deemed to exist by virtue of the Stockholders Agreement, each of the Reporting Persons would be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all of the equity securities of the Issuer beneficially owned by the other parties to the Stockholders Agreement. Accordingly, the Reporting Persons would be deemed to beneficially own an aggregate of 17,738,277 shares of Common Stock, or approximately 89.9% of the outstanding shares of Common Stock (assuming the conversion of all the outstanding Series C Preferred Stock held by the parties to the Shareholders Agreement to Common Stock).

 The filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(g) and 13(d) and Regulation 13D-G of the Exchange Act nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder, that any of the Reporting Persons is the beneficial owner of any securities owned by any other party to the Stockholders Agreement.

      (b) TCW/LAP as the person acting on behalf of TCW/LAMP, the general partner of TCW/LAPEP, and TCW/LAPEP, as the sole member of TCW/CCI, have the power to vote and dispose of the TCW/CCI Preferred Stock held by TCW/CCI. Therefore, TCW/LAP, TCW/LAMP, TCW/LAPEP and TCW/CCI collectively have the power to vote and dispose of the TCW/CCI Preferred Stock. In addition, TCW PEH and Baeza & Co., as the 50% owners of TCW/LAP, and Mr. Baeza, as the sole owner of Baeza & Co., may be deemed to beneficially own the TCW/CCI Preferred Stock. TCW PEH, Baeza & Co. and Mr. Baeza each disclaims beneficial ownership of the shares of the TCW/CCI Preferred Stock and any Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this statement.

 TIMCO, as the parent corporation of TCW Advisors, TCW Advisors as the parent corporation of TCW PEH, TCWG, as the parent corporation of TIMCO, and Robert Day, the Chairman of the Board of TCWG, may be deemed to beneficially own the TCW/CCI Preferred Stock. TCW Advisors, TIMCO, TCWG and Mr. Day each disclaims beneficial ownership of the shares of the TCW/CCI Preferred Stock and any Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this statement.

      (c) Except for the purchase of the TCW/CCI Preferred Stock described herein, none of the Reporting Parties, and to the best of their knowledge, none of their respective executive officers, directors, general partners or managing members has effected transactions involving the Series C Convertible Preferred Stock or the Common Stock during the last 60 days. The TCW Related Entities, Baeza & Co. and Mr. Baeza, and each of the individuals listed in Item 2, disclaim beneficial ownership of the TCW/CCI Preferred Stock and any Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this Statement.

      (d) None

      (e) Not applicable

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 The Shareholders Agreement provides that the parties thereto may not transfer securities of the Issuer owned by them (other than to affiliates) unless (i) all such parties acting together transfer their Issuer securities for cash or publicly traded securities, or (ii) there occurs a registered public offering of the Issuer's securities meeting certain requirements. After a public offering referred to in clause (ii), the parties may transfer their securities of the Issuer, subject to tag-along rights on the part of the other parties, except in the case of transfers to affiliates. The Shareholders Agreement provides for a board of directors of five members (to be expanded to ten members) and permits each of five groups of parties to the Shareholders Agreement to designate a director (two directors after the board is expanded), with all parties agreeing to vote for such designees. Certain actions by the Company require the vote of the designated directors of any three of the groups, certain other actions require the vote of the designated directors of any four of the groups, and certain other actions require the vote of the designated directors of all five groups.

 The Issuer, TCW/CCI and certain other shareholders of the Issuer have entered into the Amended and Restated Registration Rights Agreement, dated as of October 18, 1999 (the "Registration Rights Agreement"), with respect to the shares of Common Stock which such shareholders own or have the right to acquire, including Common Stock issuable to TCW/CCI on the conversion of the TCW/CCI Preferred Stock or the exercise of the Warrant described in the last paragraph of this Item 6, and shares issuable with respect to any such Common Stock through stock splits, stock dividends, reclassifications and similar transactions (the "Registrable Securities"). The Registration Rights Agreement provides that one or more of the shareholders party thereto owning 20% or more of the Registrable Securities may demand registration of their Registrable Securities under the Securities Act of 1933 (but the Company need not provide more than three such demand registrations), and each shareholder party to the Registration Rights Agreement has unlimited piggy-back registration rights and unlimited demand registration rights with respect to registrations on Form S-2 and S-3.

 The Issuer and TCW/CCI have entered into the Stock Purchase Agreement, dated October 18, 1999, pursuant to which TCW/CCI acquired the TCW/CCI Preferred Stock. Pursuant to such Agreement, the parties have agreed that within five business days of the satisfaction of certain conditions (the "Subsequent Closing Date"), including the expiration or early termination of the waiting period requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Condition"), the Issuer shall sell to TCW/CCI, at the same price per share for which the TCW/CCI Preferred Stock was purchased, an additional 1,333,333 shares of Convertible Preferred Stock.

 The Issuer, TCW/CCI and certain other shareholders of the Issuer have entered into the Option Agreement, dated October 18, 1999, pursuant to which TCW/CCI was granted an option to purchase from the Issuer, until July 18, 2000, an additional 1,333,333 shares of Convertible Preferred Stock, at the same price per share for which the TCW/CCI Preferred Stock was purchased. Exercise of the option is subject to the satisfaction of the HSR Condition.

 The Issuer has granted to TCW/CCI a warrant (the "Warrant"), entitling TCW/CCI to purchase from the Issuer 500,000 shares of Common Stock at a purchase price to be determined pursuant to a formula set forth therein. The Warrant is exercisable upon the occurrence of either of the following:
 (i) all the parties to the Shareholders Agreement acting together transfer their Issuer securities for cash or publicly traded securities, or (ii) there occurs a registered public offering of the Issuer's securities meeting certain requirements, provided that if neither such event occurs prior to October 18, 2003, the exercise price shall be $.01 per share of Common Stock. Pursuant to a Participation Agreement, dated as of October 15, 1999, between the Issuer, TCW/CCI and certain other shareholders of the Issuer, upon the occurrence of the Subsequent Closing Date, the Issuer will grant to TCW/CCI an additional warrant to purchase 333,333 shares of Common Stock of the Issuer, containing the same terms and conditions as the Warrant.

 The foregoing descriptions of agreements to which TCW/CCI is a party are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits hereto and incorporated herein by reference.

 Item 7.   Material to be Filed as Exhibits

 The following are filed herewith as Exhibits to this Schedule 13D:

 Exhibit A      Joint Acquisition Statement pursuant to Rule 13(d)-(f)(1).

 Exhibit B      Stock Purchase Agreement by and between Convergence
                Communications, Inc., and TCW/CCI Holding LLC. dated
                October 18, 1999.

 Exhibit C      Option Agreement by and among Convergence Communications,
                Inc., Telematica EDC, C.A., TCW/CCI Holding LLC,
                International Finance Corporation, Glacier Latin-America
                Ltd., Fondelec Essential Services Growth Fund, L.P. and
                Internexus S.A. dated October 18, 1999.

 Exhibit D      Warrant For The Purchase of Shares of Common Stock of
                Convergence Communications, Inc. dated October 15, 1999 issued to TCW/CCI Holding LLC.

 Exhibit E      CCI Shareholders' Agreement by and among Telematica EDC,
                C.A., TCW/CCI Holding LLC, International Finance
                Corporation, Glacier Latin-America Ltd., The Estate of
                George D'Ambrosio, Lance D'Ambrosio and Troy D'Ambrosio,
                Fondelec Group, Inc., Pegasus Fund, L.P., Fondelec
                Essential Services Growth Fund, L.P., Internexus S.A. and
                Convergence Communications, Inc. dated October 18, 1999.

 Exhibit F      Amended and Restated Registration Rights Agreement by and
                among Convergence Communications, Inc., Pegasus Group,
                L.P., Fondelec Essential Services Growth Fund, L.P.,
                Internexus S.A., Telematica EDC, C.A., TCW/CCI Holding LLC,
                International Finance Corporation, Glacier Latin-America
                Ltd. and Lance D'Ambrosio, Troy D'Ambrosio and the Estate of George S. D'Ambrosio dated October 18, 1999.

 Exhibit G      Participation Agreement among Convergence Communications,
                Inc., Telematica EDC, C.A., TCW/CCI Holding LLC,
                International Finance Corporation, Glacier Latin-America
                Ltd., Fondelec Essential Services Growth Fund, L.P.,
                Internexus S.A. and Lance D'Ambrosio, Troy D'Ambrosio and the Estate of George S. D'Ambrosio dated October 18, 1999.



 After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

 Dated as of this 28th day of October, 1999.

 THE TCW GROUP, INC.


 By:  /s/ Susan Marsch
      ---------------------------------
      Name:     Susan Marsch
      Title:    Authorized Signatory

 TCW INVESTMENT MANAGEMENT CO.


 By:  /s/ Susan Marsch
      ---------------------------------
      Name:     Susan Marsch
      Title:    Authorized Signatory


 TCW ADVISORS, INC.


 By:  /s/ Susan Marsch
      ---------------------------------
      Name:     Susan Marsch
      Title:    Authorized Signatory

 ROBERT A. DAY


 By:  /s/ Susan Marsch
      ---------------------------------
      Name:     Susan Marsch
      Title:    Under Power of Attorney dated March 31, 1999, on file with
                Schedule 13G for Hibbett Sporting Goods, Inc., dated April 9,
                1999

 TCW PRIVATE EQUITY HOLDINGS CORP.


 By:  /s/ Susan Marsch
      ---------------------------------
      Name:     Susan Marsch
      Title:    Authorized Signatory

 BAEZA & CO. L.L.C.


 By:  /s/ Mario L. Baeza
      ---------------------------------
      Name:     Mario L. Baeza
      Title:    Authorized Signatory

 MARIO L. BAEZA


 /s/  Mario L. Baeza
 ---------------------------------
      Mario L. Baeza

 TCW/LATIN AMERICA PARTNERS, L.L.C.



 By:  TCW PRIVATE EQUITY HOLDINGS CORP.

           By:  /s/ Susan Marsch
                ---------------------------------
                     Name:     Susan Marsch
                     Title:    Authorized Signatory

 By:  BAEZA & CO. L.L.C.

           By:   /s/ Mario L. Baeza
                ---------------------------------
                     Name:     Mario L. Baeza
                     Title:    Authorized Signatory

 TCW/LATIN AMERICA MANAGEMENT PARTNERS, L.L.C.


 By:  TCW/LATIN AMERICA PARTNERS, L.L.C.


      By:  TCW PRIVATE EQUITY HOLDINGS CORP.

           By:  /s/ Susan Marsch
                ---------------------------------
                     Name:     Susan Marsch
                     Title:    Authorized Signatory

      By:  BAEZA & CO. L.L.C.

           By:   /s/ Mario L. Baeza
                ---------------------------------
                     Name:     Mario L. Baeza
                     Title:    Authorized Signatory


 TCW/LATIN AMERICA PRIVATE EQUITY PARTNERS


 By:  TCW/LATIN AMERICA PARTNERS, L.L.C.


      By:  TCW PRIVATE EQUITY HOLDINGS CORP.

           By:  /s/ Susan Marsch
                ---------------------------------
                     Name:     Susan Marsch
                     Title:    Authorized Signatory

      By:  BAEZA & CO. L.L.C.

           By:   /s/ Mario L. Baeza
                ---------------------------------
                     Name:     Mario L. Baeza
                     Title:    Authorized Signatory


 TCW/CCI HOLDING L.L.C.


 By:   /s/ Mario L. Baeza
      ---------------------------------
           Name:     Mario L. Baeza
           Title:    Authorized Signatory



                                 SCHEDULE I
                             BOARD OF DIRECTORS
                                     OF
                              TCW GROUP, INC.

All of the following individuals are directors of TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise specified below:

 JOHN M. BRYAN
 -------------
 Partner
 Bryan & Edwards
 600 Montgomery St., 35th Floor
 San Francisco, California  94111

 ROBERT A. DAY
 -------------
 Chairman of the Board,
 Chairman and Chief Executive Officer
 Trust Company of the West
 200 Park Avenue, Suite 2100
 New York, New York   10166

 DAMON P. DE LASZLO, ESQ.
 ------------------------
 Managing Director of Harwin
 Engineers S.A., Chairman & D.P.
 Advisers Holdings Limited
 Byron's Chambers
 A2 Albany, Piccadilly
 London W1V 9RD - England
 (Citizen of United Kingdom)

 WILLIAM C. EDWARDS
 ------------------
 Partner - Bryan & Edwards
 3000 Sand Hill Road, Suite 190
 Menlo Park, California 94025

 ERNEST O. ELLISON
 -----------------
 Vice Chairman
 Trust Company of the West
 865 South Figueroa St., Suite 1800
 Los Angeles, California 90017

 HAROLD R. FRANK
 ---------------
 Chairman of the Board
 Applied Magnetics Corporation
 75 Robin Hill Rd.
 Goleta, California  93017

 CARLA A. HILLS
 --------------
 1200 19th Street, N.W.
 5th Floor
 Washington, DC  20036

 DR. HENRY A. KISSINGER
 ----------------------
 Chairman
 Kissinger Associates, Inc.
 350 Park Ave., 26th Floor
 New York, New York  10022


 THOMAS E. LARKIN, JR.
 ---------------------
 President
 Trust Company of the West
 865 South Figueroa St., Suite 1800
 Los Angeles, California  90017

 KENNETH L. LAY
 --------------
 Enron Corp.
 1400 Smith Street
 Houston, Texas  77002-7369

 MICHAEL T. MASIN, ESQ.
 ----------------------
 Vice Chairman
 GTE Corporation
 One Stamford Forum
 Stamford, Connecticut  06904

 EDFRED L. SHANNON, JR.
 ----------------------
 Investor/Rancher
 1000 S. Fremont Ave.
 Alhambra, California  91804

 ROBERT G. SIMS
 --------------
 Private Investor
 11828 Rancho Bernardo, Box 1236
 San Diego, California  92128

 MARC I. STERN
 -------------
 President
 The TCW Group, Inc.
 865 South Figueroa St., Suite 1800
 Los Angeles, California  90017